Gregg M. Larson Deputy General Counsel and Secretary	3M Legal Affairs Office of General Counsel	P.O. Box 33428 St. Paul, MN 55133-3428 USA Phone: (651) 733-2204 Email: gmlarson@mmm.com

April 23, 2012

Mr. Kevin L. Vaughn

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:                             3M Company

Form 10-K for the Year Ended December 31, 2011

Filed February 16, 2012

File No. 001-03285

Dear Mr. Vaughn:

We refer to your letter dated April 11, 2012 commenting on the disclosures contained in 3M Company’s (“3M” or the “Company”) Annual Report on Form 10-K for the year ended December 31, 2011 filed with the Securities and Exchange Commission on February 16, 2012. For your convenience, we have repeated each of the staff’s comments below in italics and have numbered each comment and our response thereto to correspond to the numbers assigned to the comments in your letter.

Form 10-K for the year ended December 31, 2011

General

1.              We are aware of an OFAC public release dated July 28, 2010 stating that 3M Imtec Corporation had reached a settlement with OFAC and BIS for having made unlicensed sales and shipments of implants and related dental equipment for delivery to Iran. It appears from the OFAC release that 3M Imtec may continue selling into sanctioned countries, with appropriate U.S. government licenses. In addition, you told us in your letter dated April 14, 2008 that you might pursue future U.S. government export authorization for the export to Cuba, Iran, Sudan, and/or Syria of healthcare products, and the export of security laminates used on personal identification cards in Syria. As you know, Cuba, Iran, Sudan, and Syria are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls.

Please describe to us any past, current, and anticipated contacts with Cuba, Iran, Sudan and Syria, whether through direct or indirect arrangements, since your letters to us dated April 14, 2008 and May 5, 2008. Your response should describe any products, equipment, components, materials, technology, or services that you have provided into each of the referenced countries, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of the referenced countries or entities controlled by them.

For many years, 3M has had a specific Business Conduct Policy on “Export, Import and Trade Compliance” that requires compliance by our global organization with all applicable U.S. export control laws in the countries in which 3M does business.  A copy of that policy is set forth in Attachment A.  3M’s Global Trade Compliance organization oversees this policy and is responsible for U.S. export control compliance processes, employee training, and licensing. 3M Gulf, Ltd., a wholly-owned subsidiary based in the United Arab Emirates with sales responsibility for the Middle East region, has also established a practice permitting only those activities in Iran, Syria and Sudan that are expressly authorized by the U.S. Government under a general or special U.S. license or determined to be exempt from U.S. prohibitions after legal review. 3M’s internal corporate audit staff along with the Global Trade Compliance organization periodically audits compliance with the export control laws and 3M’s policies.

Since April 2008 to the present, 3M and its affiliates have had no established business organizations or employees in Cuba, Sudan, Syria, or Iran.  Other than the registration, defense, and prosecution activities related to intellectual property that are permitted expressly by general licenses in the U.S. regulations and completed through local legal counsel, 3M does not have any licensing, direct or third party distribution, sourcing, laboratories, franchising, or other contracts with any entities in these countries, except as licensed by the U.S. Government and noted below.  3M does not own or control any entity in these countries.   Set forth below is a description of 3M’s activities in Cuba, Sudan, Syria, and Iran.

Cuba.  3M has not pursued and has had no contacts with Cuba other than the sale through licensed U.S. distributors to the U.S. military at Guantanamo Bay on the island of Cuba. These products include office supplies such as Scotch™ brand tape, Post-it™ brand tape flags, scouring products, adhesive, workspace solutions and labels.

Sudan.  In 2010 and pursuant to the general license granted by the U.S. Government under 31 CFR 538.212,  3M sold approximately $2,400 of 3M ScotchShield™ brand Safety & Security Film to the United Nations.  The film is applied to United Nations building windows in its mission in Khartoum to reduce human deaths, injuries, shattered windows and other building damage in the event of explosion from bombs.

Syria.  Since April 2008 and pursuant to specific licenses issued by the U.S. Government, 3M Gulf Ltd. in Dubai, provided dental products in three shipments in 2010 to a distributor in Syria.  The products were sold for use by civilians, and included prosthodontic, preventative and restorative dental supplies.  3M also has a current license to sell medical products for civilian use in Syria through a U.S. Government-licensed distributor.  3M has not pursued opportunities to export security laminates used in personal identification cards in Syria.

Iran.  Under the U.S. Government’s Ag Med program, 3M and certain 3M affiliates, including 3M Unitek, have been granted by the U.S. Government licenses to sell through US-licensed distributors health care and dental products for civilian, non-military use in Iran.  Health care products sold included wound care, IV site care, sterilization and dental products.

From time to time and as part of an overall effective compliance program, 3M identifies, investigates, remediates and voluntarily discloses to the appropriate federal agency potential violations of the export control regulations.  In 2011, 3M self-reported to the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) findings arising from 3M’s investigation of allegations that a non-U.S. affiliate had made unlicensed sales of approximately $2.3 million (primarily health care and dental products, along with a smaller number of telecom products) directly or indirectly into Iran.  The health care and dental products would have been licensable.  The sales were identified through 3M’s established Business Conduct ethics hotline that encourages reporting into 3M any suspected violations of policy or law; 3M promptly investigated the allegations, terminated prohibited activities, and disclosed its findings to the U.S Government.  OFAC’s review of this voluntary self-disclosure is pending.

In 2012, 3M Gulf also self-reported to OFAC a bank transfer on a licensed sale of dental products that was, through an error by the licensed distributor, made through a bank account at Bank Saderat.  Although 3M believes no violation of U.S law occurred, it filed a voluntary disclosure and a related license application out of an abundance of caution. OFAC’s review of these voluntary disclosures and license applications is pending.

Finally, since April 2008, 3M has maintained OFAC specific licenses, and recently filed another application for a specific license to pay intellectual property related fees to the Iranian patent and trademark office’s official account at Bank Melli.  A voluntary disclosure related to payment made to this official government IP fees account was recently closed without action by OFAC.

Other.  Your letter referenced OFAC’s public release of July 28, 2010 in which 3M Imtec had reached a settlement with OFAC and BIS for unlicensed shipments of dental products to Iran.  This matter arose out of activities occurring prior to 3M’s acquisition of dental product manufacturer, Imtec.  In the course of 3M’s rigorous due diligence processes, 3M became aware of unauthorized sales of products to Iran and Syria prior to 3M’s acquisition, 3M required Imtec to file an initial voluntary self-disclosure in 2008 with the U.S. Government prior to 3M’s acquisition, promptly investigated the facts, implemented effective export control processes, and self-reported its findings to OFAC, to BIS and to the U.S. Census Bureau.  The matter was resolved between 3M Imtec and the agencies in 2010 in an administrative settlement of $125,000.  All products shipped would have been licensable.

2.              Please discuss the materiality of any contracts with Cuba, Iran, Sudan, and Syria you describe in response to the foregoing comment, and whether those contracts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities and other investors have proposed or adopted divestment of similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact or the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Iran, Sudan, and Syria.

3M considers its minimal contacts with the four noted countries not to be material.  With the exception of the Gulf health care and other transactions self-reported to the U.S. Government described above, all of 3M’s sales and contacts to the countries have been expressly licensed by the U.S. Government under general or specific licenses.  All health care products sold were sold for use by civilians.  3M’s health care sales to Iran and Syria during the years of 2008-2012 (YTD) to all four countries totaled approximately $13,000 (2008),  $14,000 (2009),  $1,520,000 (2010), $1,777,000, (2011) and $74,000 (2012 YTD), which in aggregate represents about 0.003 percent of 3M’s worldwide sales during this period.

3M has had limited inquiries from stockholders about its sales generally in these countries, and 3M is not aware of any significant negative responses when it has provided information about its licensed health care sales.  To the best of the Company’s knowledge, 3M has never been excluded from municipal bidding for such activities and 3M is not aware of any shareholders divesting its 3M stock as a result of any of these activities during this period.

3.              To the extent that recent developments in the supply of and access to rare earth metals have affected or are likely to affect your business, provide the disclosure required by Item 101(c)(1)(iii) of Regulation S-K. In addition, if access to rare earth metals by you, your suppliers or customers creates uncertainties or risks for your business, please provide risk factor or trends pursuant to Items 503(c) and 303 of Regulation S-K.

3M is mindful of developments in the world economy relative to rare earth metals (REMs) and the impacts those developments may have in terms of potential disclosures under Regulation S-K. The Company currently purchases three REMs. These include Yttrium, Lanthanum and Cerium. 3M purchased approximately $18 million of these metals in 2011, or about 0.1 percent of 3M’s total cost of sales. Two of the Company’s nearly 40 divisions accounted for approximately 90 percent of 3M’s usage of REMs in 2011. As a result of past variability in pricing and restrictions on exports, 3M has reformulated and eliminated the use of REMs for one division and has reduced its reliance on these materials by approximately 50 percent for certain products in the other division. 3M’s REMs 2012 purchases are estimated to be similar to 2011 purchases levels, while 2013 purchases are expected to be lower due to the reformulations described above. 3M did not experience any supply disruption in 2011 and expects no disruption in 2012.

Because (a) 3M has not experienced nor does it expect to experience any significant supply or cost issues relative to REMs, (b) the extent of 3M’s use of REMs is insignificant, and (c) 3M has continued to reformulate REMs further out of its products as described above, the Company currently believes that it is not, nor will it be, materially impacted by developments in the supply of and access to REMs. As a result, 3M believes disclosures under Item 101(c)(1)(iii) of Regulation S-K in regards to REMs are not necessary. Similarly, because deemed uncertainties or risks in this area are minimal in light of 3M’s insignificant use of REMs, the Company believes specific disclosures referencing REMs relative to matters under Items 503(c) and 303 of Regulation S-K are also unnecessary.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk., page 40

4.              We note your disclosure that you have provided your market risk disclosures in various places throughout your Form 10-K. However, we note that the disclosures are not easily identified for investors, and we were not able to find a clear discussion of your foreign currency and commodity risk exposures. Please review future filings to describe each market risk exposure category you have identified, including how they arise and how you manage those exposures, and provide us with clear and specific cross-references to the locations of the disclosures required by Item 305 of Regulation S-K. Provide us with a sample of your proposed revised disclosure. Refer to Item 6 in the General Instructions to Paragraphs 305(a) and 305(b) in Item 305 of Regulation S-K.

3M will modify its market risk disclosures going forward as further described below. With respect to your concern relative to the location of a discussion of 3M’s foreign currency and commodity risk exposures, the Company is able to point you to the “Financial Instruments” section on page 39 of 3M’s 2011 Form 10-K where a description and table are provided concerning the impact of changes in foreign exchange rates, interest rates, and commodity rates.

A sample of 3M’s planned market risk disclosures for future filings, based on 2011 Form 10-K information, is provided in Attachment B. The information in Attachment B was already provided in various places throughout 3M’s 2011 Form 10-K. In situations where these disclosures reference other discussions within the applicable document, the Company believes the planned disclosures provide a clear and specific cross-reference as you have suggested. 3M will provide these market risk disclosures in its 2012 quarterly 10-Q’s and 2012 10-K. The disclosures in the 2013 Form 10-Q’s will focus on changes, if any, since the previous year-end.

Note 11.  Pension and Postretirement Benefit Plans, page 77

5.              We note your disclosures on page 85 regarding your international benefit plans and the $742 million held in investments in government debt securities at December 31, 2011. Given that the fair value of 87% of these securities was determined using level 2 or level 3 inputs, please tell us the names of the issuers and the amounts of each type of foreign government securities held by the international benefit plans as of that date. Tell us the reasons for the more than 86% year over year increase in these securities at December 31, 2011. Discuss the impact, if any, of the current European economic conditions on your pension plan assets.

Please see Attachment C for the details you requested for the $742 million of foreign government debt securities held by 3M’s international pension plans. As a point of clarification, in Note 11 — Pension and Postretirement Benefit Plans in the International Pension Plan Assets section, 3M discloses two categories of government debt holdings, domestic government debt and foreign government debt. 3M classifies pension plan investments in government debt that is issued by the pension plan’s home country as domestic government debt and investments in government debt issued by other countries as foreign government debt. For example, as of December 31, 2011, the Company’s United Kingdom pension plans hold $31 million of government debt securities issued by the United Kingdom, which is classified as domestic government debt, and $170 million of U.S. government debt securities, which is classified as foreign government debt. The columns in Attachment C indicate the pension plan(s) of each country while the countries listed in the rows are the issuers of the government debt securities.  The types of government debt holdings primarily include government issuances with various coupon and maturity dates and government sponsored issuances, such as Fannie Mae and Freddie Mac. 3M has included the domestic government debt by country in Attachment C as additional information for your benefit.

The $344 million (or 86 percent) increase in foreign government debt securities held by 3M’s international pension plans from December 31, 2010 to 2011, was driven primarily by the following:

•                  An approximate $200 million increase was due to the Company’s primary United Kingdom pension plan’s de-risking investment strategy. This plan was closed to new participants in 2003 and, as a result, 3M has been in the process of shifting more of the plan’s assets from equities to fixed income investments, which provide a better match to pension liabilities.

•                  An approximate $10 to 15 million increase similarly occurred within the Company’s Netherlands plan also related to de-risking the plan’s investment portfolio, reducing the plan’s equity investments and increasing government bond holdings in 2011.

•                  An inadvertent misclassification at December 31, 2011 of $84 million of investments held in 3M’s German pension plans as foreign government debt that actually related to corporate debt securities. The $84 million of corporate debt securities represented less than 2 percent of total international pension plan assets, did not impact the subtotal of international plans’ fixed income investments, and did not impact the classification in the fair value hierarchy. 3M considered this misclassification in pension plan asset disclosure to be immaterial.

3M is mindful of the current European economic conditions and impacts they might have on pension plan assets. Less than 9 percent of the Company’s international pension plans’ assets are comprised of investments in European government debt securities at December 31, 2011. Of those government debt holdings, investments associated with certain economies that have been, of late, viewed in the public domain as more tenuous in nature (Greece, Spain, and Italy) totaled only $54 million or 1 percent of total assets of the Company’s international plans. The fiduciary committees that manage the international plans as well as 3M’s Treasury group monitor these investments in light of the plans’ overall portfolios.  In addition, 3M is cognizant of the means by which these investments are valued. As of December 31, 2011, 99.5 percent of the Company’s international pension plans’ investments in government debt securities were classified as being valued using inputs considered as Level 1 or 2 in the fair value hierarchy. Based on these and other factors, the Company believes the impact of the current European economic conditions on its pension plan assets is not significant.

*   *   *   *

In responding to your comments, we acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments with respect to the above, please call me at 651-733-2204.

Very truly yours,

Gregg M. Larson

Encl.:  Attachments A-C

cc:  David. W. Meline, Chief Financial Officer, 3M Company

Attachment A

Export, Import and Trade Compliance

Policy Statement

It is 3M policy to comply with all applicable export, import and trade compliance laws in all countries in which 3M does business.

What it means

Trade Control Laws Generally

•                  Follow all applicable trade control laws and regulations of all countries in which you conduct business.

•                  Follow 3M trade compliance policies and standards, and engage the 3M Trade Compliance Department and 3M Global Channel Services Department as directed by those standards.

•                  3M’s Trade Compliance Department in St. Paul, after review by 3M’s Office of General Counsel in St. Paul, must assess and submit any trade compliance-related disclosures to the U.S. Government or any government entity located in the United States. Contact your assigned 3M counsel to discuss any matter of concern and relay appropriate issues to 3M’s Trade Compliance Department in St. Paul or Office of General Counsel in St. Paul.

Export Control Laws

•                  Comply with all applicable U.S. export control laws and those of the countries in which you do business.

•                  Consult with 3M’s Trade Compliance Department in St. Paul and your assigned 3M legal counsel about export control laws in your country, as well as applicable U.S. export control laws, that may control not only the export of products, technology, services, software, spare parts and equipment physically across borders, but also (i) the sharing of export-controlled technology, services, and equipment within your country to those who are not citizens of your country, and (ii) the reexport from your country of export-controlled items, technology or services.

•                  With respect to doing business of any kind with or related to countries subject to embargos or other comprehensive trade sanctions under 3M’s trade compliance policies, 3M’s businesses must obtain prior legal review and business executive review before commencing any business activity in those countries or with government officials/interests/citizens of those countries.

•                  Comply with the export control plans established by your division, laboratory, staff group or subsidiary.

•                  Only 3M’s Trade Compliance Department in St. Paul and those it expressly designates are authorized by 3M to apply to the U.S. Government for U.S. export control authorization, including U.S. export control licenses and re-export authorization. Contact 3M’s Trade Compliance Department in St. Paul to discuss your requirements or concerns.

•                  If you are granted an export license, work with 3M’s Trade Compliance Department to develop an effective control plan for adhering to license restrictions and reporting requirements.

Importation, Country of Origin and Marking Laws

•                  Follow all applicable U.S. and local country Customs and import laws and regulations, including those requiring accurate documentation, country of origin markings, classification of the goods, and proper valuation declarations, including those of non-cash value (such as tooling and components).

•                  Seek the advice and guidance of your local assigned import manager or 3M’s Trade Compliance Department in St. Paul when participating in any special duty reduction programs, such as those under free trade agreements (NAFTA, CAFTA, etc.), bonded warehouses, temporary importations under bond, bonded books, duty drawback, etc.

•                  Direct all correspondence with local Customs authorities through your local 3M import manager or 3M’s Trade Compliance Department in St. Paul.

Anti-Boycott Laws

•                  Never cooperate with any restrictive trade practice or boycott that is prohibited by U.S. or applicable local laws. An “illegal boycott request” under U.S. law is any request from a third party to take any of the following described actions against countries friendly to the U.S., including but not limited to Israel:

•            Refusal to do business with or in Israel, or with other persons or entities that do business in or with Israel, or other countries friendly to the U.S.;

•            Furnishing information about business relationships with or in Israel;

•            Discriminating against someone based on race, religion, sex, national origin except in cases where such information is related to valid government documents such as visas; or

•            Executing business documents such as contracts, letters of credit, warranties that contain illegal boycott requests (such as prohibiting Israeli product content, product delivery through Israel, Israeli business dealings, etc.).

•                  To comply with U.S-required boycott reporting regulations, all boycott requests received by 3M must be immediately reported to your company’s assigned export control/anti-boycott coordinator or to 3M’s Trade Compliance Department in St. Paul.

What to avoid

•                  Providing any certifications or representations of the country of origin of a product without prior written approval from 3M’s Trade Compliance Department.

•                  Transferring any export-controlled items or technology or services without the required export authorization.

•                  Approving or making any U.S. export control representations or certifications in any type of agreement or other document without prior review of 3M’s Office of General Counsel in St. Paul.

•                  Providing inaccurate, incomplete or unsubstantiated invoice or import documentation, including those related to product description, classification, valuation, country of origin or quantity.

•                  Completing Free Trade Agreement County of Origin certifications without proper back up documentation and complete analysis.

•                  Not reporting amendments to Customs declarations for pricing adjustments, indirect payments, or credits received.

•                  Storing export-controlled technology on electronic databases or in other locations without access controls.

Attachment B

Planned Disclosure

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

The below represents 3M’s planned disclosure going forward, using, in this example, existing 2011 data. The exact contents of future disclosures are subject to change, dependent upon current situations, materiality and changes in market risk.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

In the context of Item 7A, 3M is exposed to market risk due to the risk of loss arising from adverse changes in foreign currency exchange rates, interest rates and commodity rates. Changes in those factors could cause fluctuations in earnings and cash flows. Senior management provides oversight for risk management and derivative activities, determines certain of the Company’s financial risk policies and objectives, and provides guidelines for derivative instrument utilization. Senior management also establishes certain associated procedures relative to control and valuation, risk analysis, counterparty credit approval, and ongoing monitoring and reporting.

The Company is exposed to credit loss in the event of nonperformance by counterparties in interest rate swaps, currency swaps, commodity price swaps, and forward and option contracts. However, the Company’s risk is limited to the fair value of the instruments. The Company actively monitors its exposure to credit risk through the use of credit approvals and credit limits, and by selecting major international banks and financial institutions as counterparties. The Company does not anticipate nonperformance by any of these counterparties.

Foreign Exchange Rates Risk:

Foreign currency exchange rates and fluctuations in those rates may affect the Company’s net investment in foreign subsidiaries and may cause fluctuations in cash flows related to foreign denominated transactions. 3M is also exposed to the translation of foreign currency earnings to the U.S. dollar. The Company enters into foreign exchange forward and option contracts to hedge against the effect of exchange rate fluctuations on cash flows denominated in foreign currencies and certain intercompany financing transactions. These transactions are designated as cash flow hedges. Generally, 3M dedesignates these cash flow hedge relationships in advance of the occurrence of the forecasted transaction. The maximum length of time over which 3M hedges its exposure to the variability in future cash flows for a majority of the forecasted transactions is 12 months and, accordingly, at December 31, 2011, the majority of the Company’s open foreign exchange forward and option contracts had maturities of one year or less. In addition, 3M enters into foreign currency forward contracts that are not designated in hedging relationships to offset, in part, the impacts of certain intercompany activities (primarily associated with intercompany licensing arrangements). As circumstances warrant, the Company also uses cross currency swaps, forwards and foreign currency denominated debt as hedging instruments to hedge portions of the Company’s net investments in foreign operations. The dollar equivalent gross notional amount of the Company’s foreign exchange forward and option contracts designated as cash flow hedges and those not designated as hedging instruments were $4.5 billion and $1.1 billion, respectively, at December 31, 2011. As of December 31, 2011, the Company had no cross currency swap and foreign currency forward contracts designated as net investment hedges, but had designated certain of 3M’s foreign currency denominated debt as nonderivative hedging instruments in certain net investment hedges as discussed in Note 12 in the “Net Investment Hedges” section.

Interest Rates Risk:

The Company may be impacted by interest rate volatility with respect to existing debt and future debt issuances. 3M manages interest expense using a mix of fixed and floating rate debt. To help manage borrowing costs, the Company may enter into interest rate swaps that are designed and qualify as fair value hedges. Under these arrangements, the Company agrees to exchange, at specified intervals, the difference between fixed and floating interest amounts calculated by reference to an agreed-upon notional principal amount. The dollar equivalent (based on inception date foreign currency exchange rates) gross notional amount of the Company’s interest rate swaps at December 31, 2011 was $342 million. Additional details about 3M’s long-term debt can be found in Note 10, including references to information regarding derivatives and/or hedging instruments associated with the Company’s long-term debt.

Commodity Rates Risk:

Certain commodities the Company uses in the production of its products are exposed to market price risks. 3M manages commodity price risks through negotiated supply contracts, price protection agreements and forward physical contracts. The Company uses commodity price swaps relative to natural gas as cash flow hedges of forecasted transactions to manage price volatility. Generally, the length of time over which 3M hedges its exposure to the variability in future cash flows for its forecasted natural gas transactions is 12 months. 3M also enters into commodity price swaps that are not designated in hedge relationships to offset, in part, the impacts of fluctuations in costs associated with the use of certain precious metals.

The dollar equivalent gross notional amount of the Company’s natural gas commodity price swaps designated as cash flow hedges and precious metal commodity price swaps not designated in hedge relationships were $29 million and $3 million, respectively, at December 31, 2011.

Value At Risk:

A Monte Carlo simulation technique was used to test the Company’s exposure to changes in currency and interest rates and assess the risk of loss or benefit in after-tax earnings of financial instruments (primarily debt), derivatives and underlying exposures outstanding at December 31, 2011. The model (third-party bank dataset) used a 95 percent confidence level over a 12-month time horizon. The model used analyzed 18 currencies, interest rates related to two currencies, and five commodities, but does not purport to represent what actually will be experienced by the Company. This model does not include certain hedge transactions, because the Company believes their inclusion would not materially impact the results. Foreign exchange rate risk of loss or benefit increased in 2011, primarily due to increases in exposures, which is one of the key drivers in the valuation model. Interest rate volatility decreased in 2011 because interest rates are currently very low and are projected to remain low, based on forward rates. The following table summarizes the possible adverse and positive impacts to after-tax earnings related to these exposures.

	Adverse impact on		Positive impact on
	after-tax earnings		after-tax earnings
(Millions)	2011	2010	2011	2010
Foreign exchange rates	$(131)	$(108)	$146	$120
Interest rates	(2)	(4)	2	4
Commodity rates	(10)	(15)	7	12

In addition to the possible adverse and positive impacts discussed in the preceding table related to foreign exchange rates, recent historical information is as follows. 3M estimates that year-on-year currency effects, including hedging impacts, increased net income attributable to 3M by approximately $154 million in 2011 and increased net income attributable to 3M by approximately $15 million in 2010. This estimate includes the effect of translating profits from local currencies into U.S. dollars; the impact of currency fluctuations on the transfer of goods between 3M operations in the United States and abroad; and transaction gains and losses, including derivative instruments designed to reduce foreign currency exchange rate risks and the negative impact of swapping Venezuelan bolivars into U.S. dollars. 3M estimates that year-on-year derivative and other transaction gains and losses had an immaterial impact on net income attributable to 3M in 2011 and decreased net income attributable to 3M by approximately $115 million in 2010.

The global exposures related to purchased components and materials are such that a 1 percent price change would result in a pre-tax cost or savings of approximately $71 million per year. The global energy exposure is such that a 10 percent price change would result in a pre-tax cost or savings of approximately $43 million per year.

Attachment C

3M Company

International Pension Plans Government Debt Holdings

12/31/2011

US $ millions

	Plan’s Home Country					Total Foreign	Domestic	Total
Debt Issuance Country	United Kingdom	Germany	Netherlands	Canada	Other	Government Debt	Government Debt	Government Debt Holdings

United States	$170	$23	$—	$5	$—	$198	$—	$198
Australia	14	—	—	—	—	14	2	15
Bahamas	4	—	—	—	—	4	—	4
Belgium	4	2	—	—	—	6	12	19
Brazil	—	—	—	—	—	—	160	161
Canada	27	2	—	—	—	30	241	271
Colombia	4	—	—	—	—	4	—	4
Denmark	3	—	—	—	—	3	—	3
Finland	1	—	—	—	—	1	—	1
France	13	7	44	—	—	64	—	64
Greece	—	—	—	—	—	—	3	3
Germany	64	—	29	—	—	92	41	133
Hungary	2	—	—	—	—	2	—	2
Ireland	11	—	—	—	—	11	—	11
Italy	19	9	5	—	—	33	—	33
Japan	63	4	—	—	—	67	212	278
Malaysia	8	—	—	—	—	8	—	8
Mexico	23	—	—	—	—	23	16	39
Netherlands	8	3	—	—	—	11	6	16
Philippines	—	—	—	—	—	—	2	2
Poland	7	3	—	—	—	10	—	10
Russia	3	—	—	—	—	3	—	3
Singapore	2	—	—	—	—	2	—	2
South Africa	10	—	—	—	—	10	3	12
South Korea	15	—	—	—	—	15	—	15
Spain	6	2	10	—	—	18	—	18
Supranational	1	—	—	—	—	1	—	1
Sweden	5	—	—	—	—	5	3	7
Switzerland	1	—	—	—	—	1	43	44
Thailand	4	—	—	—	—	4	—	4
Turkey	7	—	—	—	—	7	—	7
United Kingdom	—	5	—	—	—	5	31	36
Other	—	—	—	—	4	4	—	4
Corporate debt	—	84	—	—	—	84	—	84

Total as of December 31, 2011	$499	$146	$87	$5	$5	$742	$773	$1,515

Numbers may not add due to rounding.